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Exhibit (a)(14)

FOR IMMEDIATE RELEASE

CONTACT:	Chuck Faber Director of Corporate Development (330) 487-6521 (800) 645-6427 cfaber@northcoastenergy.com

EXCO RESOURCES
SUCCESSFULLY COMPLETES TENDER OFFER

        Twinsburg, Ohio, January 26, 2004—North Coast Energy, Inc. (Nasdaq: NCEB) announced today the successful completion of the cash tender offer by EXCO Resources, Inc., for all of the outstanding shares of common stock of North Coast Energy at a price of $10.75 per share.

        The tender offer expired at 12:00 midnight, New York City time, on Friday, January 23, 2004. Based on preliminary information provided by American Stock Transfer & Trust Company, the depositary for the offer, 13,267,753 shares of North Coast Energy's common stock were tendered into the offer, which represents 94.6% of North Coast Energy's outstanding common stock (based upon 15,392,101 shares outstanding as of January 23, 2004). NCE Acquisition, Inc., the wholly-owned subsidiary of EXCO Resources through which the tender offer was made, has accepted for payment all validly tendered shares and will make prompt payment to the paying agent for the accepted shares.

        EXCO Resources intends to acquire the remaining shares of North Coast Energy common stock in a second-step merger in which all remaining North Coast Energy stockholders who did not tender their shares in the tender offer will receive the same $10.75 per share in cash paid in the tender offer. Because EXCO Resources acquired greater than 90% of the outstanding North Coast Energy shares, the merger will be completed without a stockholder vote in the next several days. EXCO Resources will promptly mail relevant information on how to receive payment for their shares to stockholders who did not tender their shares in the tender offer.

        EXCO Resources, Inc. is a privately-held oil and gas acquisition, exploitation, development and production company headquartered in Dallas, Texas with principal operations in Texas, Louisiana, Colorado and Alberta, Canada.

        North Coast Energy, Inc. is a publicly traded independent gas and oil exploration and production company headquartered in Twinsburg, Ohio. The company's primary focus is the exploration for, and development and efficient production of, natural gas reserves in the Appalachian Basin.

        This news release contains forward-looking statements, including statements about EXCO Resources' proposed acquisition of North Coast Energy, details of the all-cash tender offer for North Coast Energy's common stock; and EXCO Resources' ability to complete the transaction on the terms contemplated. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in the forward looking statements. These risks and uncertainties include, among other things, the willingness of North Coast Energy stockholders to tender their shares in the tender offer and the number and timing of shares tendered; the ability to consummate the transaction on the terms described in this press release; the ability to obtain regulatory and third party consents, to the extent required by the terms of the acquisition agreement, and to do so in a timely manner and other factors detailed in North Coast Energy's filings with the SEC. We caution investors not to place undue reliance on the forward-looking statements contained in this press release, and that those statements speak only to information available as of the date of this release. We undertake no obligation to update any of the information contained in this press release. All forward looking statements are expressly qualified by this cautionary statement.

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  Exhibit (a)(14)
EXCO RESOURCES SUCCESSFULLY COMPLETES TENDER OFFER